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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
GE Capital Equity Investments, Inc.                 (Month/Day/Year)       ImproveNet, Inc.         (IMPV)
-------------------------------------------------                       ------------------------------------------------------------
                                                       3/15/00          5. Relationship of Reporting Person    6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
120 Long Ridge Road                                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
Stamford              CT               06927                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)
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Series D Convertible Preferred Stock(1)                1,298,701                   $7.70               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

1. The Company's Preferred Stock shall be converted into the Company's Common Stock upon the effective date.

* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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FORM 3 (CONTINUED)   TABLE II DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrant (right to buy)             Immed.    09/10/04   Series D Warrant(1)  117,000     $0.01         I
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Warrant (right to buy)             Immed.    09/10/04   Series D Warrant(1)  209,000     $0.01         I  By General Electric Co.(2)
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Explanation of Responses:

     This Form is filed by GE Capital Equity Investments, Inc. ("GE Equity") for and on behalf of itself, General Electric
Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE")
(collectively, the "Reporting Persons"). GE Equity is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of
GECS; and GECS is a wholly-owned subsidiary of GE. GE Equity and its affiliates, GE Capital, GE and GECS may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. However, none of the Reporting Persons affirms the existence of a
"group" for such purposes, and this Form should not be construed as an admission that any Reporting Person is the beneficial owner of any securities other than those expressly indicated on this Form, GECS disclaims beneficial ownership of the securities reported herein. GE disclaims beneficial ownership of the securities reported herein, except for those securities it holds directly.

1. The Company's Preferred Stock shall be converted into the Company's Common Stock upon the effective date.

                                                                       GE CAPITAL EQUITY INVESTMENTS, INC.


2. Held directly by GE.
**Intentional misstatements or omissions of facts constitute Federal   -------------------------------------  ----------------------
  Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person             Date

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Note: File three copies of this Form, one of which must be manually signed.     Michael E. Pralle, President and General Manager
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB Number
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